Esther L. Moreno

Akerman LLP

Three Brickell City Centre

98 Southeast Seventh Street

Suite 1100

Miami, FL 33131

T: 305 374 5600

F: 305 374 5095

esther.moreno@akerman.com

September 10, 2019

VIA EDGAR

Ms. Jennifer López

Staff Attorney

Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Lazydays Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 22, 2019
File No. 001-38424

Dear Ms. López:

On behalf of Lazydays Holdings, Inc. (the “Company” or “Lazydays”), we hereby respond to the Staff’s comment letter, dated September 4, 2019, regarding the above referenced Form 10-K for fiscal year ended December 31, 2018, filed on March 22, 2019 (the “Form 10-K”). Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.

Form 10-K for Fiscal Year Ended December 31, 2018

General

1.	We note that your forum selection provision in your organizational documents identifies a state court located within the State of Delaware (or if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware, or if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether or not this provision applies to actions arising under the federal securities laws. If so, please also disclose that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also revise your risk factor section to disclose the material risks associated with this provision in your governing documents.

Response:

We acknowledge the Staff’s comment. The forum selection provision does not apply to actions arising under the federal securities laws and will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under federal securities laws. We propose to add the risk factor set forth below in subsequently filed registration statements and future annual reports on Form 10-K to acknowledge that a forum selection provision may limit the ability of the Company’s stockholders to bring a claim in a judicial forum that he, she, or it believes to be favorable for disputes with the Company, its directors, officers or employees.

U.S. Securities and Exchange Commission

September 10, 2019

The Company’s amended and restated certificate of incorporation provides to the fullest extent permitted by law that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions between the Company and its stockholders, which could limit the Company’s stockholders’ ability to obtain a judicial forum viewed by the stockholders as more favorable for disputes with the Company or the Company’s directors, officers or employees.

The Company’s amended and restated certificate of incorporation provides to the fullest extent permitted by law that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers or other employees to the Company or the Company’s stockholders, any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”), or any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or the Company’s directors, officers or other employees, which may discourage such lawsuits against the Company or the Company’s directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in the Company’s amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions. The exclusive forum provision in the Company’s amended and restated certificate of incorporation will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the federal securities laws including the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or the respective rules and regulations promulgated thereunder.

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at 305-982-5519.

Sincerely,

AKERMAN LLP

/s/ Esther L. Moreno
For the Firm

cc:	Lazydays Holdings, Inc.
William P. Murnane, Chief Executive Officer
Nicholas Tomashot, Chief Financial Officer
James Meehan, Controller

Akerman LLP
Larry W. Ross II, Esq.